SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Conn’s Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

David A. Knight

Stephens Investments Holdings LLC

111 Center Street

Little Rock, AR 72201

(501) 377-2573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13D

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,227,920
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,227,920
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,227,920
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.9
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 82,430
	8	Shared Voting Power 10,956
	9	Sole Dispositive Power 82,430
	10	Shared Dispositive Power 10,956
11	Aggregate Amount Beneficially Owned by Each Reporting Person 93,386
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.3
14	Type of Reporting Person (See Instructions) BD, CO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 100,350
	8	Shared Voting Power 0
	9	Sole Dispositive Power 100,350
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 100,350
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.3
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 683,283
	8	Shared Voting Power 0
	9	Sole Dispositive Power 683,283
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 683,283
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 931,038
	8	Shared Voting Power 0
	9	Sole Dispositive Power 931,038
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 931,038
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.9
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 234,972
	8	Shared Voting Power 0
	9	Sole Dispositive Power 234,972
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 234,972
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.7
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 155,212
	8	Shared Voting Power 6,300
	9	Sole Dispositive Power 155,212
	10	Shared Dispositive Power 6,300
11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,512
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Conn’s Annuity Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 206,116
	8	Shared Voting Power 0
	9	Sole Dispositive Power 206,116
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,116
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.6
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

Introductory Statement

This Amendment No. 15 to Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 15 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, (viii) Amendment No. 7 to the statement filed on November 9, 2010 with the Commission by the reporting persons, (ix) Amendment No. 8 to the statement filed on December 15, 2010 with the Commission by the reporting persons, (x) Amendment No. 9 to the statement filed on January 13, 2012 with the Commission by the reporting persons, (xi) Amendment No. 10 to the statement filed on April 23, 2012 with the Commission by the reporting persons, (xii) Amendment No. 11 to the statement filed on December 12, 2012 with the Commission by the reporting persons, (xiii) Amendment No. 12 to the statement filed on January 10, 2013 with the Commission by the reporting persons, (xiv) Amendment No. 13 to the statement filed on December 10, 2013 with the Commission by the reporting persons, and (xv) Amendment No. 14 to the statement filed on February 29, 2016 with the Commission by the reporting persons (collectively, the “Prior Filings” and collectively with this Amendment No. 15, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings.

This Amendment No. 15 is filed to report the transfer, for no consideration, of all of the shares of the Common Stock owned by Warren A. Stephens Trust to Stephens Investments Holdings LLC.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is supplemented by adding the following: No consideration was paid in connection with the transfer of 1,904,247 shares of the Common Stock from Warren A. Stephens Trust to Stephens Investments Holdings LLC.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Statement is supplemented by adding the following: Stephens Investments Holdings LLC acquired 1,904,247 shares of the Common Stock from Warren A. Stephens Trust for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:

(a, b) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person.

CUSIP No. 208242107

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
Stephens Investments Holdings LLC	2,227,920	6.9	2,227,920	0	2,227,920	0
Stephens Inc.(2)	93,386	0.3	82,430	10,956	82,430	10,956
Warren A. Stephens Trust	0	0.0	0	0	0	0
Warren A. Stephens Grantor Trust	100,350	0.3	100,350	0	100,350	0
Harriet C. Stephens Trust	683,283	2.1	683,283	0	683,283	0
Warren & Harriet Stephens Children’s Trust	931,038	2.9	931,038	0	931,038	0
Warren Miles Amerine Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
Warren Miles Amerine Stephens Trust	6,352	0.0	6,352	0	6,352	0
John Calhoun Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
John Calhoun Stephens Trust	6,352	0.0	6,352	0	6,352	0
Laura Whitaker Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
Laura Whitaker Stephens Trust	6,352	0.0	6,352	0	6,352	0
Curtis F. Bradbury, Jr.	234,972	0.7	234,972	0	234,972	0
Douglas H. Martin(3)	161,512	0.5	155,212	6,300	155,212	6,300
Warren A. Stephens(4)	4,431,048	13.7	2,329,406	2,101,642	2,329,406	2,101,642
Harriet C. Stephens(5)	2,090,686	6.5	0	2,090,686	0	2,090,686
WAS Conn’s Annuity Trust One	206,116	0.6	206,116	0	206,116	0

(1) Based on 32,244,955 shares of the Common Stock reported by the Issuer as outstanding as of December 3, 2015, as set forth in the Form 10Q filed by the Company on December 8, 2015.

(2) Includes 82,430 shares owned directly, as to which Stephens Inc. has sole voting power and sole dispositive power, and 10,956 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm may be deemed to have shared voting power and shared dispositive power.

(3) Includes 93,335 shares owned directly as to which Mr. Martin has sole voting power and sole dispositive power, 800 shares owned by Douglas Martin Custodian for Haven Celeste Martin as to which Mr. Martin has sole voting power and sole dispositive power, and 1,600 shares owned by Mr. Martin’s children as to which Mr. Martin has shared voting and dispositive power pursuant to powers of attorney. Also includes 16,827 shares owned through Roth IRA accounts as to which Mr. Martin has sole voting and dispositive power, and includes 4,250 shares owned through IRA accounts as to which Mr. Martin has sole voting and dispositive power. Also includes 3,100 shares owned by Mr. Martin’s spouse as custodian for a minor child, as to which Mr. Martin may be deemed to have shared voting and dispositive power. Also includes 1,600 shares owned by a charitable foundation of which Mr. Martin is a co-trustee, as to which Mr. Martin has shared voting and dispositive power. Also includes 40,000 shares which Mr. Martin has the right to receive upon the exercise of options, and as to which Mr. Martin would have sole voting power and sole dispositive power.

CUSIP No. 208242107

(4) Includes 2,227,920 shares owned by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager of the LLC, may be deemed to have sole voting power and sole dispositive power. Also includes 82,430 shares owned by Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have sole voting power and sole dispositive power, and 10,956 shares held in discretionary trading accounts on behalf of clients of Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have shared voting power and shared dispositive power. Also includes 6,352 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, as to which Mr. Stephens, as sole Trustee of the trusts, has sole voting power and sole dispositive power. Also includes 683,283 shares owned by Harriet C. Stephens Trust, 100,350 shares owned by Warren A. Stephens Grantor Trust, 206,116 shares owned by WAS Conn’s Annuity Trust One, and 56,633 shares owned by each of Warren M. A. Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, as to which Harriet C. Stephens is Trustee and as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens. Also includes 931,038 shares owned by Warren & Harriet Stephens Childrens Trust, Harriet C. Stephens, Co-Trustee, as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens.

(5) Includes 683,283 shares owned by Harriet C. Stephens Trust, 100,350 shares owned by Warren A. Stephens Grantor Trust, 206,116 shares owned by WAS Conn’s Annuity Trust One, and 56,633 shares owned by each of Warren M. A. Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, as to which Harriet C. Stephens is Trustee and as to which Ms. Stephens may be deemed to have shared voting and dispositive power with Mr. Stephens. Also includes 931,038 shares owned by Warren & Harriet Stephens Childrens Trust, Harriet C. Stephens, Co-Trustee, as to which Ms. Stephens may be deemed to have shared voting and dispositive power.

Item 5(c) of the Statement is supplemented by adding the following: Since the filing of Amendment No. 14 to the Statement on February 29, 2016, Warren A. Stephens Trust transferred to Stephens Investments Holdings LLC 1,904,247 shares of the Common Stock for no consideration.

Items 5(e) of the Statement is supplemented by adding the following: Warren A. Stephens Trust ceased to be the beneficial owner of more than five percent of the Common Stock on March 15, 2016.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Agreement to File Joint Schedule 13D

CUSIP No. 208242107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2016

Date

/s/ David A. Knight
David A. Knight, as attorney in fact for Stephens Investments Holdings LLC, Stephens Inc., Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Curtis F. Bradbury, Jr., Douglas H. Martin, and WAS Conn’s Annuity Trust One